                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                               SUCCESSORIES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    864591102
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                          Marshall E. Eisenberg, Esq.
                            Neal, Gerber & Eisenberg
                            Two North LaSalle Street
                            Chicago, Illinois 60602
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 14, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.12d-1(f) or 240.13d-1(g), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                                Page 1 of 3 Pages

----------------------------------------                   --------------------
CUSIP NO. 864591102                       13D              Page 2 of 3 Pages
          ---------
----------------------------------------                   --------------------

         This Amendment No. 3 to Schedule 13D amends Items 3 and 4 of Amendment No. 2 to Schedule 13D filed jointly on July 31, 2000 ("Amendment No. 2") by the following persons (each, a "Reporting Person"): the Jack Miller Family Limited Partnership #1 (the "Limited Partnership"), Jack Miller, not individually but solely as trustee of the Jack Miller Trust Dated January 18, 1984 (the "Trust"), and Jack Miller ("Mr. Miller"). Except as specifically amended hereby, all other provisions of Amendment No. 2 remain in full force and effect. Capitalized terms used and not otherwise defined herein have the same meanings ascribed to them in Amendment No. 2. The referenced Items are, respectively, amended as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of Amendment No. 2 is amended by replacing the last paragraph thereof with the following two paragraphs:

         On July 14, 2000, the Issuer filed a Form S-3 Registration Statement with the Securities and Exchange Commission relating to a minimum of 2,000,000 and a maximum of 2,500,000 shares of Common Stock which may be issued in connection with a proposed rights offering (the "Rights Offering"). Pursuant to the proposed Rights Offering, each holder of shares of Common Stock or Preferred Stock of the Issuer as of the record date will receive one right for each share of Common Stock or Common Stock equivalent owned. Each right will entitle the holder thereof to purchase 0.3087 shares of Common Stock for $2.00 per share. If any holders of Common Stock or Preferred Stock do not exercise their rights, then such unexercised rights will be offered, on a pro rata basis, to stockholders who have exercised their rights.

         Assuming that the Issuer commences the Rights Offering, each of the Limited Partnership, the Trust and Mr. Miller's wife will receive rights to purchase shares of Common Stock, and each of such persons intends to exercise its or her respective rights. In addition, the Limited Partnership has advised the Issuer that it intends (although is not obligated) to purchase any shares of Common Stock that are unsubscribed for, up to at least the minimum number of shares being offered in the Rights Offering. The source of funds for the Limited Partnership's exercise of rights is anticipated to be a capital contribution to be made by one of the partners of the Limited Partnership. The source of funds for the exercise of rights by the Trust and Mr. Miller's wife is anticipated to be trust assets and personal funds, respectively.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 of Amendment No. 2 is amended by replacing the first paragraph thereof with the following paragraph:

         The Reporting Persons acquired the shares of Common Stock and/or Preferred Stock of the Issuer reported hereby for investment purposes; however, in view of (i) the aggregate number of shares of Common Stock or Common Stock equivalents beneficially owned by the Reporting Persons, (ii) the intention of each of the Limited Partnership, the Trust and Mr. Miller's wife to exercise its respective rights to purchase additional shares of Common Stock in the Rights Offering and the Limited Partnership's intention to purchase any shares of Common Stock that are unsubscribed for in the Rights Offering, up to at least the minimum number of shares being offered thereby, (iii) Mr. Miller's position as Chairman of the Board of the Issuer, and (iv) the Limited Partnership's right, as a holder of Series A and Series B Preferred Stock, to designate three
(3) nominees for election to the Issuer's Board of Directors (as further described in Item 6 below), the Reporting Persons may be deemed to control the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         A. Agreement to File Amendment to Schedule 13D pursuant to Rule 13d-1(k) promulgated under the Act (previously filed as Exhibit A to Amendment No. 2 and incorporated herein by reference).

----------------------------------------                   --------------------
CUSIP NO. 864591102                       13D              Page 3 of 3 Pages
          ---------
----------------------------------------                   --------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2000

                        JACK MILLER FAMILY LIMITED PARTNERSHIP #1

                        By: Jack Miller Trust Dated January 18, 1984, its
                            general partner


                        By: /s/ Jack Miller
                            ---------------------------------------------------
                            Jack Miller, not individually but solely as trustee of the general partner


                        /s/ Jack Miller
                        -------------------------------------------------------
                        Jack Miller, not individually but solely as trustee of the Jack Miller Trust Dated January 18, 1984


                        /s/ Jack Miller
                        -------------------------------------------------------
                                              Jack Miller